SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Fifth Submission for the month of November 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: October 29, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: November 2004

QI Releases Turnkey Smart Card System
November 2, 2004:QI Systems Inc. of Dallas, Texas and Vancouver, British Columbia, (OTCBB: QIIIF), the industry leader in smart card stored value technology, is pleased to announce market introduction of a complete turnkey smartcard stored value system featuring POS and UPOS devices. The system incorporates elements developed by QI for several projects and is now available as an integrated package of components and systems.

The package allows system integrators to use QI components for all elements of a stored value card system. Available system elements include:

  QI stored value cards
  QI Card Value Centre for self serve sale of new cards and card value load and reload of new and used cards
  QI SmartKit Console for over the counter POS functions and for card value load and reload.
  QI SmartKit for immediate installation into most existing vending machines.
  QI Host PC reporting software for system administration and reporting.
  Various other specialty terminals for existing and custom applications

The system is sold under the established QI SmartVend brand. The above system uses proprietary cards supplied by QI. The system retains the QI hallmark capability of supporting multiple payment systems and can be deployed with the QI card as well as other open or closed card schemes.

The system has evolved from customer requirements in various industries including parking, vending, laundry, bulk water control and waste water management. Potential uses of the system are essentially unlimited. Any timed or metered payment system for products or services can be controlled and paid with this equipment. Examples of ideal applications include self serve car-washes and laundromats. By collecting payment in advance at a central location the merchant achieves improved cash flow, enhanced security and reduced vandalism and theft while providing enhanced convenience for the customer.

For dealer and user inquiries or for technology partnership inquiries please contact Rick Murray at (604) 248-2301 or products@qisystems.ca.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

www.qisystems.ca

QI SmartVend System Deployed in The Water Centre

November 4, 2004: QI Systems Inc. of Dallas, Texas and Vancouver, British Columbia, (OTCBB: QIIIF), the industry leader in smart card stored value technology, is pleased to announce that the SmartVend® control system has been installed in The Water Centre, a water sales and distribution business in Grand Falls-Windsor, Newfoundland, Canada.  The Water Centre offers state-of-the-art water purification and provides both bottled water and bulk water sales.  The business provides delivery throughout central Newfoundland.

The QI SmartVend® system is used by The Water Centre to provide and manage a loyalty program, called AquapureTM Membership, with incentive pricing for regular customers.  The SmartVend stored value payment system simplifies payments by both retail and commercial customers of the water delivery service and also allows card payment from self serve customers through a 24 hour vending system.  Since it commenced service in mid September, the card system and loyalty program have been very successful.  "The system has performed beyond our wildest expectations" said Bill Guy, Manager of The Water Centre.  "The card system provides convenience for both our retail and commercial customers and substantially reduces paperwork and staff time" he said.

The SmartVend® system installed by The Water Centre consists of QI stored value cards together with QI SmartKit ConsoleTM; terminals for Point of Sale (POS) and card reload functions and QI SmartKit®  payment control for the water vending system.  For customers of the delivery service a SmartKit Console is carried in the vehicle to allow card payment at the time of delivery.

The above system was assembled at QI and shipped to The Water Centre for installation and commissioning by local staff.  The system is easy to set up and easy to operate.  The QI SmartVend® system is suitable for a very broad range of applications.  We welcome inquiries about any application where security, convenience and self serve operation are desired for sale of goods or services.  Call Rick Murray at 604 248 2301 or contact products@qisystems.ca.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

         Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

www.qisystems.ca

QI Systems Announces New Gaming Industry Alliance

November 9, 2004: QI Systems Inc. (OTCBB: QIIIF) of Dallas, Texas and Vacouver, BC, Canada, a leading provider of smart card solutions, is pleased to announce that the company has teamed with Spotted Dolphin, L.L.C. of Tulsa, OK to pursue new projects in the high growth gaming industry.  Spotted Dolphin, headed by Randy and Claudette Carnett, is a coalition of professionals with extensive backgrounds in gaming, hospitality and related services.

Mr. And Mrs. Carnett serve as consultants to International Gaming Technology Inc. (IGT), the world's leading supplier of gaming devices and systems, and are co-founders of We Came to Play, a company providing management consulting services to Native American and privately held gaming operations throughout North America.  Services offered include start-up assistance and ongoing operational support.

QI Systems Inc. and Spotted Dolphin will work together in pursuit of Class II and Class III gaming opportunities, both domestically and internationally.  Mr. Carnett commented, "We are excited about our relationship with QI Systems and look forward to helping them develop projects that showcase their proven expertise in smart card technology."

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTC Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO

QI Systems Announces New Parking Meter Installation

November 16, 2004: QI Systems Inc. (OTCBB:QIIIF) of Dallas, Texas and Vancouver, BC, Canada, a leading provider of smart card solutions is pleased to announce that the QI SmartVend card payment system has been installed by Lexis Systems Inc. in a parking revenue pilot program with the City of Beverly Hills, CA.

The revenue system uses the new generation Lexis X2 Pay Station. The X2, part of the recent X Line product group, is a modern on-street parking pay station designed as an alternate to conventional parking meters It is designed to be aesthetically pleasing and to fit well in the modern city street environment. It is a flexible machine capable of payment from coins, bills, credit cards and smart cards. The Beverly Hills installation uses "Pay and Go", a unique feature of the Lexis X Line system. The X2 pay stations are operating as a network of Pay by Space machines so the patron can pay for parking at any of the machines. This feature provides maximum convenience for the parking patron.

QI has supplied the hybrid card payment terminals, SmartVend stored value cards and card value reload equipment for the project. "We are pleased to participate with Lexis in this project." said Craig Jones, QI VP of Marketing and Sales, "We look forward to city wide deployment of the X2 system in Beverly Hills and to participating in other projects Lexis is working on."

Lexis Systems inc., of Richmond, BC Canada, ( www.parking.ca ) is a leading manufacturer of parking pay stations. The company has been an innovator in the field and has developed strong relationships with large parking operations companies and government sector operators.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

www.qisystems.ca

MoBetta Water Appointed as Distributor

November 18, 2004: QI Systems Inc. of Vancouver, British Columbia and Dallas, Texas (OTCBB: QIIIF) is pleased to announce it has appointed MoBetta Water, Inc. as a distributor of the SmartVend smart card payment system.

MoBetta Water, Inc. (www.mobettawater.com), a leading supplier of commercial reverse osmosis water treatment equipment, supplies systems for numerous applications including hospital drinking water installations, bottled water plants, spot-free rinse systems, greenhouses and skating rinks.   Recently, MoBetta has introduced a product line specifically tailored to modern small-volume water bottlers and water stores.

MoBetta now offers card payment with its systems using the QI SmartVend System which is compatible with a range of MoBetta equipment configurations.  QI's SmartKit enables cashless payment in the MoBetta water vending machines.  SmartKit Console provides card reload and POS functions.  For larger installations MoBetta can also offer QI's bulk-water control stations and card sale and reload kiosks.

"Upon completion of field trials linking QI Smartkit and QI Smarkit Console with our water vending machines, we are pleased to report the QI products integrated seamlessly with our equipment and are considerably more robust than the equipment available to us in the past" said Stan Brooks, President of MoBetta Water Inc.  "We have had wholehearted support from customers that used the equipment and our initial test marketing has given us the confidence to move forward with full scale marketing efforts. MoBetta Water Inc. will be promoting the QI SmartVend systems through our direct mail campaigns, our ongoing internet-based newsletter program, trade magazine advertising and of course through our website. We are looking forward to helping our customers achieve the edge on their competition with this new technological advantage."

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" subject to certain risks and uncertainties.  Consider all factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange accepts no responsibility for the adequacy of this news release and hasn't investigated the validity of these claims.

        Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

QI Systems Releases Improved Financial Statement

November 23, 2004: QI Systems Inc. of Dallas, Texas and Vancouver, British Columbia, (OTCBB: QIIIF), the industry leader in smart card stored value technology, released its quarterly financial statement for the period ending September 30, 2004. When compared to 2003, the consolidated balance sheet for the 1st quarter shows that the company's revenue increased by 100%.  During this period, QI's Operating Loss decreased by $328,943, a reduction of 250%. QI's Net Loss decreased by $349,949, a 310% decrease over 2003, while the Loss per Share decreased from $0.03 per share to $0.005 per share.  The 1st quarter of 2004 marks the third consecutive period of growth in revenue and receivables for the company.  It is of note that the combined revenue and receivables for the most recent reporting period equates to approximately 78% of the total revenue for the past year.

First quarter sales were driven by ongoing relationships in the parking and newspaper sectors.  In addition, sales and installation of the company's innovative fluid control and payment systems contributed to the sales growth for the quarter.  Opportunities continue to expand in all these industries while the company makes significant progress developing products and business relationships in other sectors to broaden our customer base and business reach.

The rapidly expanding gaming industry remains a primary focus of new business development.  During the past quarter, QI Systems achieved British Columbia government certification as "Gaming Services and Equipment Provider", a milestone achievement for the company.  The company is actively pursuing business opportunities in the gaming industry, both within North America and offshore.  Part of this initiative was disclosed recently in the company's announcement regarding a new teaming relationship with Spotted Dolphin, LLC.  Additional details pursuant to this relationship and other initiatives will be announced in the near future.

First quarter results show that the company continues to make significant progress in its turnaround initiatives.  With continuing growth in established business areas, and exciting opportunities emerging in new business areas, QI Systems Inc. is positioned for substantial achievement in 2005….Stay tuned.

QI Systems Inc. designs and sells chip card solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this announcement are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

Approved on behalf of the Board
Steven R. Garman
President & CEO
www.qisystems.ca

QI Systems Inc. Appoints Chief Financial Officer

November 30, 2004: QI Systems Inc. (OTCBB: QIIIF) of Dallas, Texas and Vancouver, BC, Canada, the leading provider of smart card solutions, is pleased to announce the appointment of Mr. Steven R. Crowell as Chief Financial Officer.  As CFO, Mr. Crowell will assume responsibility for QI Systems' strategic financial planning and supervise the company's accounting functions, financial filings and regulatory reporting.  In the capacity of Acting Chief Operations Officer, Mr. Crowell will direct manufacturing, purchasing and personnel.

Mr. Crowell formally was the Chief Financial Officer of Forum Communications International, Inc.  Prior to his time with Forum, Mr. Crowell was Chief Financial Officer of Integrated Software Solutions and then Lucas Educational Systems, Inc.

Earlier in Mr. Crowell's career, he was Vice President - Treasurer of TIG Insurance, Assistant Controller of Meridian Oil, Assistant Vice President of Burlington Resources, Inc. and Director of Corporate Audit for Burlington Northern, Inc.  Mr. Crowell has also served as an Internal Auditor for the Peabody Coal Company and a senior auditor with Price Waterhouse & Co.

Steve Crowell has an Accounting and Mathematics degree from Millikin University and is a Certified Public Accountant.  He is married, has two grown children and currently lives in Plano, Texas.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTC Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO